Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”) take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

NetEase, Inc.

(Incorporated in the Cayman Islands with limited liability)

(Stock Code: 9999)

ANNUAL RESULTS OF CLOUD VILLAGE INC.

FOR THE YEAR ENDED DECEMBER 31, 2021

Pursuant to Rule 13.09 (2) of the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited (the “Listing Rules”) and the Inside Information Provisions (as defined under the Listing Rules) under Part XIVA of the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong), NetEase, Inc. (the “Company”) would like to inform the Company’s shareholders and potential investors that the annual results for the year ended December 31, 2021 of the Company’s subsidiary, Cloud Village Inc., have been published. The annual results announcement by Cloud Village Inc. are available for viewing on the website of the Hong Kong Stock Exchange at www.hkexnews.hk and Cloud Village’s website at http://ir.music.163.com.

By Order of the Board
NetEase,Inc.
William Lei Ding
Director

Hangzhou, China, March 24, 2022

As at the date of this announcement, the board of directors of the Company comprises Mr. William Lei Ding as the director, and Ms. Alice Cheng, Mr. Denny Lee, Mr. Joseph Tong, Mr. Lun Feng and Mr. Michael Leung as the independent directors.